Exhibit 99.1

SUZANO S.A.

Publicly Held Company

CNPJ/ME No. 16.404.287/0001-55

NIRE 29.300.016.331

MATERIAL FACT

São Paulo, 27 November 2020 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 NYSE: SUZ), in compliance with Article 157, Paragraph 4th, of Law No. 6,404, dated as of 15 December 1976, as amended (“Brazilian Corporations Law”), CVM Instruction No. 358, dated as of 3 January 2002, as amended, and CVM Instruction No. 565, dated as of 15 June 2015, hereby informs its shareholders and the market in general that the management of the Company will submit to the approval of the shareholders, within an Extraordinary Shareholders’ Meeting to be held on 28 December 2020 at 09:00 a.m. (“ESM”), the mergers, into the Company, of (i) AGFA; (ii) Asapir; (iii) Paineiras; (iv) Ondurman; (v) Facepa; (vi) Fibria; and (vii) Futuragene (as defined below), wholly-owned subsidiaries of Suzano (considering that the stake held by AGFA in Facepa will be transferred to Suzano due to its merger), resulting in the transfer of all of their equity to Suzano and their consequent winding up (“Mergers”), in accordance with the following terms and conditions.

As stated in the Call Notice for the ESM made available to the Shareholders on this date, due to the current public health crisis resulting from the COVID-19 pandemic, the ESM will be held exclusively in a digital platform, pursuant to CVM Instruction No. 481, dated as of 17 December 2009, as amended, in order to protect the integrity, the health and the safety of Suzano’s shareholders and of other stakeholders involved in the ESM.

1.	Companies involved in the Mergers and their Activities

1.1	Suzano

(a)            Identification. Suzano S.A., a publicly held company, with head office in the City of Salvador, State of Bahia, at Avenida Professor Magalhães Neto, No. 1,752, 10th floor, rooms 1010 and 1011, Pituba, CEP 41810-012, enrolled with CNPJ/ME under No. 16.404.287/0001-55 and registered with the Board of Trade of the State of Bahia under No. 29.300.016.331.

(b)            Activities. Suzano is engaged, and will continue to be engaged after the Mergers, primarily in the manufacturing, trading, import and export of pulp, paper and other products derived from the processing of forest materials, including their recycling, as well as of products related to the printing sector, in the development and exploitation of homogeneous forests owned by Suzano or by third-parties, either directly or by means of contracts with companies specialized in forestry and forest management, in the management of port terminals and in holding equity interest in other companies or ventures.

1.2           AGFA

(a)            Identification. AGFA – Comércio, Administração e Participações Ltda., a limited liability company, with head office in the City of Belém, State of Pará, at Passagem 3 de Outubro, No. 536, room 10, Sacramenta, CEP 66123-640, enrolled with CNPJ/ME under No. 07.934.961/0001-12 and registered with the Board of Trade of the State of Pará (“JUCEPA”) under No. 15.200.249.439 (“AGFA”).

(b)            Activities. The corporate purpose of AGFA is: (i) trading of paper; (ii) import of raw materials; (iii) export of products; (iv) management and planning of third-party sales; (v) business advisory services; (vi) operational management of subsidiaries and affiliates; and (vii) holding equity interest in other national companies or ventures.

1.3           Asapir

(a)            Identification. Asapir Produção Florestal e Comércio Ltda., a limited liability company, with head office in the City of Limeira, State of São Paulo, at Lageado, Building B, CEP 13480-021, enrolled with CNPJ/ME under No. 08.721.410/0001-33 and registered with the Board of Trade of the State of São Paulo (“JUCESP”) under No. 35.221.300.260 (“Asapir”).

(b)            Activities. The corporate purpose of Asapir is: (i) forestry (Forest Production – Planted Forests); (ii) wholesale and retail of wood and wood residues; (iii) holding equity interest in other companies or ventures; (iv) trading and sales representative; and (v) import and export.

1.4           Paineiras

(a)            Identification. Comercial e Agrícola Paineiras Ltda., a limited liability company, with head office in the City of Suzano, State of São Paulo, at Rua Prudente de Moraes, No. 4,006, sector B, Vila Santana, CEP 08613-900, enrolled with CNPJ/ME under No. 50.692.219/0001-77 and registered with JUCESP under No. 35.200.185.143 (“Paineiras”).

(b)            Activities. The corporate purpose of Paineiras is: (i) forestry and reforestation; (ii) agriculture and livestock farming; (iii) manufacturing and trading of goods related to forestry, agriculture and livestock farming; (iv) agricultural services; (v) road transportation; (vi) lease of real estate; (vii) agricultural and forestry research and development; and (vii) holding equity interest in other companies or ventures.

1.5           Ondurman

(a)            Identification. Ondurman Empreendimentos Imobiliários Ltda., a limited liability company, with head office in the City of Suzano, State of São Paulo, at Rua Prudente de Moraes, No. 4,006, room 29-A, Gecontrol, Vila Santana, CEP 08613-900, enrolled with CNPJ/ME under No. 09.332.082/0001-46 and registered with JUCESP under No. 35.222.026.226 (“Ondurman”).

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(b)            Activities. The corporate purpose of Ondurman is: (i) acquisition and lease of rural real estate; (ii) assignment of surface rights; (iii) real estate management; and (iv) holding equity interest in other companies or ventures, in Brazil or abroad.

1.6           Facepa

(a)            Identification. Facepa Fábrica de Papel da Amazônia S.A., a private company, with head office in the City of Belém, State of Pará, at Passagem 3 de Outubro, No. 536, Sacramenta, CEP 66123-640, enrolled with CNPJ/ME under No. 04.909.479/0001-34 and registered with JUCEPA under No. 15.300.010.501 (“Facepa”).

(b)            Activities. The corporate purpose of Facepa is: (i) manufacturing of paper and other products derived from the processing of forest materials; (ii) manufacturing of disposable diapers; (iii) manufacturing of plastic and other products derived from plastic materials; (iv) wholesale, retail and export of the products manufactured by Facepa; and (v) forestry or other activities related to Facepa’s corporate purpose, as approved by its management.

1.7           Fibria

(a)            Identification. Fibria Terminais Portuários S.A., a private company, with head office in the City of Santos, State of São Paulo, at Av. Cândido Gafrée, warehouses 13, 14 and 15, CEP 11013-240, enrolled with CNPJ/ME under No. 02.403.565/0001-45 and registered with JUCESP under No. 35.300.153.928 (“Fibria”).

(b)            Activities. The corporate purpose of Fibria is the management of a forest products port terminal located in a 9,000-square-meter site managed by Companhia Docas do Estado de São Paulo – CODESP, in Outeirinhos, on the right bank of the Port of Santos, encompassing warehouses 14 and 15 (internal) and the yards in front of such warehouses. The Company hereby states that the performance of activities set forth in Fibria’s corporate purpose have ceased.

1.8           Futuragene

(a)            Identification. Futuragene Brasil Tecnologia Ltda., a limited liability company, with head office in the City of Itapetininga, State of São Paulo, at Av. Dr. José Lembo, No. 1,010, room A, Jardim Bela Vista, CEP  8207-780, enrolled with CNPJ/ME under No. 12.777.984/0001-09 and registered with JUCESP under No. 35.224.817.727 (“Futuragene” and, together with AGFA, Asapir, Paineiras, Ondurman, Facepa and Fibria, “Subsidiaries”).

(b)            Activities. The corporate purpose of Futuragene is: (i) research, development and trading of agroforestry technologies, solutions, products and services; (ii) development and exploitation of homogeneous forests owned by Futuragene or by third-parties, either directly or by means of contracts with companies specialized in forestry and forest management; (iii) import, export and exploitation of forestry goods; (iv) holding equity interest in other companies or ventures; (v) manufacturing of seeds and seedlings, for research and personal purposes, as well as for sale to third parties; and (vi) manufacturing, handling, import and export of pesticides and other similar products.

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2.	Description and purpose of the Mergers

The transaction consists of the merger of each of the Subsidiaries into Suzano, under the terms and conditions set forth in the Protocol and Justification of Mergers Agreement, entered into by and between Suzano’s and the Subsidiaries’ managements on 26 November 2020 (“Protocol and Justification”).

As a result of the Mergers, the Subsidiaries will be wound-up and succeeded by the Company in all its rights and obligations, in accordance with Article 227 of the Brazilian Corporations Law. The Mergers will not result in any capital increase of Suzano.

The Mergers aim at enabling the Company to benefit from efficiency gains and synergies resulting from the reduction of operating, logistical and administrative costs, as well as at optimizing and simplifying the management and the corporate structures.

3.	Main benefits, costs and risks of the Mergers

3.1	Main Benefits

As indicated in item 2 above, the Mergers will enable the Company to benefit from efficiency gains and synergies, as well as optimize and simplify the management and the corporate structures.

3.2	Costs

The Company estimates that the costs and expenses incurred within the Mergers, including the appraiser’s and legal advisors’ fees, and the costs for drafting, publishing and registering corporate documents, will total approximately four hundred thousand Reais (BRL 400,000.00)

3.3	Risks

The Company does not foresee any risk factor related to the Subsidiaries and/or to their activities in addition to the risk factors already described in “Section 4, Item 4.1(d) ”of the Company’s 2020 Annual Form (version 5), since (i) one hundred percent (100%) of all quotas and shares issued by the Subsidiaries are held by the Company (considering that the stake held by AGFA in Facepa will be transferred to Suzano as a result of its merger), and (ii) Suzano’s business activities encompass all the activities of the Subsidiaries. Therefore, the Mergers do not represent any additional risk to the Company, and the information contained in “Section 4 – Risk Factors” of Suzano’s 2020 Annual Form (version 5) remains updated and complete.

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4.	Exchange ratio and criteria for determining the exchange ratio

The Mergers will not result in any capital increase of Suzano, since one hundred percent (100%) of all quotas and shares issued by the Subsidiaries are held by the Company (considering that the stake held by AGFA in Facepa will be transferred to Suzano as a result of the Mergers) – and, thus, there will be no exchange ratio of shares.

5.	If the Mergers were or will be submitted to the approval of Brazilian or foreign authorities

The completion of the Mergers is not subject to any approval by Brazilian or foreign authorities.

6.	Exchange ratio calculated in accordance with Article 264 of the Brazilian Corporations Law

Pursuant to the decision issued on February 15, 2018 by CVM’s Board of Directors within Administrative Proceeding SEI No. 19957.011351/2017-21, Article 264 of the Brazilian Corporations Law is not applicable to the Mergers, since one hundred percent (100%) of all quotas and shares issued by the Subsidiaries are held by the Company (considering that the stake held by AGFA in Facepa will be transferred to Suzano as a result of its merger) – and, thus, the Company and the Subsidiaries are not required to prepare the appraisal reports mentioned in Article 264.

7.	Applicability of withdrawal right and reimbursement amount

Suzano’s shareholders are not entitled to withdrawal rights as a result of the Mergers, since the applicable laws and regulations limit such right to the shareholders of the Subsidiaries and one hundred percent (100%) of all quotas and shares issued by the Subsidiaries are held by the Company (considering that the stake held by AGFA in Facepa will be transferred to Suzano as a result of its merger). Additionally, there will not be any dissenting shareholder/quotaholder of the Subsidiaries – and, thus, there will not be withdrawal rights as a result of the Mergers.

8.	Other relevant information

8.1	Appraisal Reports

The base date for the mergers of AGFA, Asapir, Paineiras, Ondurman, Facepa and Fibria into the Company will be August 31, 2020, and the base date for the merger of Futuragene into the Company will be October 31, 2020 (“Base Date”).

Suzano’s and the Subsidiaries’ managements engaged PriceWaterhouseCoopers Auditores Independentes, a company with headquarters in the City of São Paulo, State of São Paulo, at Av. Francisco Matarazzo, No. 1,400, Torre Torino, enrolled with CNPJ/ME under No. 61.562.112/0001-20 (“Appraiser”), to act as the specialized company that will prepare the appraisal reports of the book value of each of the Companies’ equity, on the relevant Base Date (“Appraisal Reports”). The engagement of the Appraiser will be subjected to approval by the ESM, pursuant to Article 227, Paragraph 1st, of the Brazilian Corporations Law.

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According to the Appraisal Reports, the total sum of all the Subsidiaries’ equity for the purpose of the Mergers (i.e., the total value of the net assets to be transferred to Suzano) is four hundred thirty-three million, two hundred sixty-three thousand, ninety-three Reais and ninety-five cents (BRL 433,263,093.95), and the value of each Subsidiary’s equity on the relevant Base Date is:

(i)	AGFA: twenty-nine million, five hundred eighty-three thousand, three hundred eighty-four Reais and sixty-four cents (BRL 29,583,384.64);

(ii)	Asapir: two million, one hundred seventy-nine thousand, one hundred six Reais and ninety-nine cents (BRL 2,179,106.99);

(iii)	Paineiras: two hundred sixteen million, one hundred sixty-four thousand, nine hundred fifty-seven Reais and thirty-five cents (BRL 216,164,957.35);

(iv)	Ondurman: eighty-two million, eight hundred fifty-nine thousand, three hundred twenty-seven Reais and seventy-one cents (BRL 82,859,327.71);

(v)	Facepa: one hundred one million, two hundred three thousand, two hundred ninety-three Reais and thirty-two cents (BRL 101,203,293.32);

(vi)	Fibria: two hundred ninety-four thousand, five hundred ninety-six Reais and fifty-nine cents (BRL 294,596.59); e

(vii)	Futuragene: nine hundred seventy-eight thousand, four hundred twenty-seven Reais and thirty-five cents (BRL 978,427.35).

8.2	Disclosure of Documents

The Protocol and Justification, Suzano’s Management Proposal for the ESM and the Appraisal Reports prepared for purposes of the Mergers will be made available to the shareholders of the Company, as of the date hereof, at the headquarters of the Company, at the Investor Relations website of Suzano (ri.suzano.com.br), as well as at the websites of CVM (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br).

São Paulo, 27 November 2020.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer

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